SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: July 24th, 2007

Press Release

For Immediate Release

Garanti Bank of Turkey Chose OTI Solutions for Its Contactless Payments
Program

– After Comprehensive Examinations Garanti Bank Chose to Launch New Form Factors and
Expand Merchant Base Using OTI Products
– First Deliveries are About Three Quarters of a Million Dollars

Fort Lee, NJ, Istanbul, Turkey – July 24, 2007 – On Track Innovations Ltd. (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, together with Garanti Payment Systems , a company that is the fastest and most efficient product developer for the Turkish credit card industry and 99.99% owned by Garanti Bank, today announced that Garanti Payment Systems has made a strategic decision and chose OTI to supply its Contactless solutions for the Turkish Market. As a first kickoff of the contactless project by Garanti Bank, deliveries are about three quarters of a million dollars. Garanti Bank has extensive plans to implement its contactless solutions to its broad customer base.

Garanti Payment Systems, established in 1999 as the single service point for Garanti’s credit card business, is the company behind the fastest growing and most innovative products in the Turkish credit card business. As REHA EMEKLI, Executive Vice President of Garanti Payment Systems explains, the products are used by Garanti Bank for its ‘Tap & Go™’ program. The program uses MasterCard PayPass technology and is offered to the Bank’s Bonus cardholders under the Bonus Trink. The readers are installed in areas of Istanbul while the PayPass Cards, Smart Stickers, Key Fobs and watches are offered to “Bonus Trink” members.

OTI provides its Saturn 6000 contactless reader – an exceptionally fast reader with built in encryption capabilities developed to address the specific needs of the global contactless markets and the enhanced security required in EMV markets. The Saturn 6000 is the first reader to be certified for EMV and ISO 14443 PayPass version 1.1 required by MasterCard starting this year.

The orders also include inlays for MasterCard PayPass programs, watches, key fobs and SMART Stickers, a new payment form factor, approved by MasterCard for its PayPass program, which allows to upgrade any mobile phones to become contactless payment devices.

Turkey is one of the first countries in Europe to implement PayPass contactless technologies and Garanti Bank is the first bank in Turkey to introduce this technology.

REHA EMEKLI, Executive Vice President of Garanti Payment Systems, said: “We are fastest and most innovative payment system company and OTI’s experience provides a reliable and cost-effective way to bring contactless solutions to our market. We will continue our contactless way by issuing any form factor products such as inlays, stickers, key fobs, wristwatches, including reader solutions. This will make our Bonus Trink programme stronger and help us differentiate ourselves in Turkey’s highly competitive payments market.”

Oded Bashan, Chairman, President and CEO of OTI commented: “The fact that Garanti Bank of Turkey chose OTI as its solution provider for all contactless payment activity points to the superiority of OTI solutions and further validates OTI’s product readiness in the contactless EMV markets.”

OTI is proud to be chosen by Garanti Bank which plays a vital role in delivering innovative solutions to the Turkish Market.

About Garanti Bank
With $36 billion asset size as of December 31, 2006. Garanti provides retail, commercial, corporate and private banking services to over 6.2 million customers. As of December 2006, it operates 487 domestic branches, five foreign branches (in Luxembourg, Malta and Northern Cyprus (3), four international representative offices (in Moscow, London, Dusseldorf and Shangai), 1,455 ATMs, a call center and an internet bank utilizing its state-of-the-art technology and focusing in customer satisfaction.

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on Garanti Bank, visit www.garanti.com.tr
For more information on OTI, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the performance of Garanti’s programmes and the improvements that OTI’s contactless solutions will lead to, and expected revenues therefrom. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Miri Segal
Director of Corporate Communications	Strategic Growth International
201 944 5200 ext. 111	212 838 1444
galit@otiglobal.com	msegal@sgi-ir.com